FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated October 10, 2005 (“PGP Corporation and Research In Motion Announce Support for PGP Email Security on BlackBerry Platform")

News Release dated October 11, 2005 (“Research In Motion Announces a Common Share Repurchase Program")

Page No 3 1

Document 1

PGP CORPORATION AND RESEARCH IN MOTION ANNOUNCE SUPPORT FOR PGP EMAIL SECURITY ON BLACKBERRY PLATFORM

BlackBerry is First Wireless Platform to Support PGP Universal on Handsets

Chicago, IL – MOBILE BUSINESS EXPO CONFERENCE/10 October, 2005 – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and PGP Corporation are working together to allow BlackBerry® users to send and receive PGP-secured email. The new PGP Support Package developed for BlackBerry is expected to be available later this year.

This solution enables enterprises to extend PGP email security to individuals who use both laptop/desktop computers and BlackBerry wireless devices. It provides customers with sender-to-recipient email security, and thereby complements the industry-leading wireless transmission security and device protection security inherent in the BlackBerry architecture. Licenses will be available exclusively from PGP Corporation and its authorized resellers.

“BlackBerry has continuously led the industry in wireless security and we are pleased to be the first to offer PGP Universal support on wireless devices,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “We believe this news will be welcomed by many enterprise customers who have chosen and deployed PGP technology.”

“BlackBerry is the overwhelming leader for enterprise mobile messaging. By providing an integrated PGP Universal and BlackBerry solution, we address a strategic requirement of our joint customers,” said Phillip Dunkelberger, chief executive officer and president of PGP Corporation. “RIM and PGP Corporation have worked closely to integrate our products and provide a seamless end-user experience.”

Product Capabilities

The PGP Support Package for BlackBerry is designed to work in conjunction with the PGP Universal Server solution. PGP support is fully integrated in the BlackBerry user interface and provides email encryption, decryption, digital signature and verification services for email sent from and received on BlackBerry devices.

Users simply authenticate themselves with their private key passphrase before decrypting or signing email on their BlackBerry device. Outgoing messages are automatically protected according to the centralized policy specified by the PGP Universal administrator. PGP Universal utilizes patented PGP Additional Decryption Key (ADK) capabilities, automated key management and recovery, and automated enrollment and centralized policy management.

Product Availability

The PGP Support Package for BlackBerry will be distributed exclusively by PGP Corporation through its 175 resellers. Product availability is expected later this year.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About PGP Corporation

The global customer standard for encryption and digital signature solutions, PGP Corporation develops, markets, and supports an integrated data security suite used by more than 30,000 enterprises, businesses, and governments worldwide, including 84% of the Fortune® 100, 66% of the Fortune® Global 100, and thousands of individuals and cryptography experts. Customers depend on PGP solutions for regulatory and audit compliance, to protect confidential company information, to secure customer data, and to keep identity information private.

During the past ten years, PGP® technology has earned a global reputation for innovative, standards-based, trusted solutions. The flexible PGP suite allows customers to phase-in gateway, partner, mobile or internal email security; data storage protection for laptops, desktops, and removable media; IM encryption; and FTP/batch transfer security using a single key management and recovery infrastructure. PGP Corporation is the only commercial security vendor to publish source code for peer review. Contact PGP Corporation at www.pgp.com or +1 650 319 9000.

Media & analyst contact for PGP Corporation
John Tran
Neale-May & Partners
+1 650 328 5555 ext. 277
jtran@nealemay.com

Media contact for RIM
Courtney Flaherty
Brodeur
+1 (212) 771-3637
cflaherty@brodeur.com

Investor contact for RIM
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Legal Notice Regarding Forward-Looking Statements

Some of the statements in this press release are forward-looking, including statements regarding the availability, plans, delivery, goals, development, expected features, expected benefits and competitive position of PGP products, including PGP Universal, PGP Corporate Desktop, PGP Workgroup Desktop, PGP Personal Desktop, and PGP SDK; and other PGP products implementing or leveraging the PGP technologies. All references made to product feature enhancements, improvements in platform support or additional functionality are subject to change at solely PGP Corporation’s discretion. All future descriptions of PGP technology and products are subject to availability only if PGP Corporation decides to build them and when PGP Corporation decides to make them commercially available. Actual results could differ materially from those expressed in any forward-looking statements. Risks and uncertainties that PGP Corporation faces that could cause results to differ materially include risks associated with any unforeseen technical difficulties or software errors related to the final development and launch of any of PGP Corporation’s products; any technological or standards changes in the security, encryption and authentications market which could make PGP Corporation’s products less competitive or require feature changes in these products; any slowdown in the adoption by businesses of encryption suites, secure email, Internet technologies or related standard. The forward-looking statements contained in this release are made as of the date hereof, and PGP Corporation does not assume any obligation to update such statements nor the reasons why actual results could differ materially from those projected in such statements.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PGP and the PGP logo are registered trademarks of PGP Corporation. Research In Motion, RIM, and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Product and brand names used in the document may be trademarks or registered trademarks of their respective owners. Any such trademarks or registered trademarks are the sole property of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products.

Document 2

October 11, 2005

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION ANNOUNCES A COMMON SHARE REPURCHASE PROGRAM

Waterloo, Canada – Research In Motion Limited (RIM) (NASDAQ: RIMM; TSX: RIM) today announced that RIM’s Board of Directors approved the repurchase by RIM, from time to time, on the NASDAQ National Market, of up to an aggregate of 9,500,000 common shares over the next 12 months. This represents approximately 5% of RIM shares outstanding.

RIM currently has 191,113,317 issued and outstanding common shares. Purchases may commence on October 17, 2005.

The Board of Directors of RIM believes that the proposed purchases are in the best interests of the Company and its shareholders and are a desirable use of corporate funds. All common shares purchased by RIM will be cancelled.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 11, 2005	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance